GOLD STANDARD INTERSECTS 149.4m of 1.38 g Au/t 510m NORTH OF THE DARK STAR OXIDE GOLD DEPOSIT, CARLIN TREND NEVADA

Hole DS15-10 Upgrades Dark Star from Satellite Deposit to Potentially Major Growth Opportunity

November 4, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) today announced assay results from five reverse-circulation (RC) holes drilled in the 2015 Phase 2 program at the Dark Star oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  Four of the five holes returned significant intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX Geoscience Ltd. of Edmonton, Canada in its Dark Star NI43-101 resource estimate announced on March 3, 2015 (see news release).  Results include multiple oxide intercepts grading above one gram per tonne and are highlighted by a thicker zone of 149.4 meters of 1.38 grams gold per tonne (g Au/t).

The DS15-10 intercept represents the discovery of a new gold zone that is thicker and higher grade by an order of magnitude than anything drilled to date at Dark Star.

Jonathan Awde, CEO and Director of Gold Standard commented: “These results fundamentally change the character and potential of the Dark Star Deposit. In the short term, we anticipate significant  resource expansion at Dark Star. In the bigger picture, we now see the Dark Star Structural Corridor emerging as a major feature of the district that could extend for many hundreds of meters north and south of the known resource.”

Drilling also continues on the Pinion Deposit and the North Bullion Deposit. Additional targets are also being evaluated.

Key highlights of the Dark Star Phase 2 program include:

•
DS15-10 intersected a vertically-extensive gold zone including an upper oxidized intercept of 149.4m of 1.38 g Au/t and a lower reduced intercept of 18.3m of 0.84 g Au/t.  These intercepts are located 510m north of the Dark Star maiden resource in an area with no historic drilling.  The DS15-10 mineralization represents the thickest and highest grade gold zone intersected in drilling to date at Dark Star.  The upper gold intercept is hosted in an oxidized – limonite and hematite-bearing, variably silicified and quartz-veined, bioclastic conglomerate unit.  This is the same host unit as the Dark Star deposit.  Gold intercepts are open in multiple directions.

•
DS15-06 intersected multiple zones of oxidized gold mineralization including 74.7m of 0.58 g Au/t approximately 30m north of the Dark Star maiden resource.  These intercepts are open in multiple directions.

•	DS15-09 intersected 29.0m of 0.73 g Au/t approximately 650m north of the Dark Star maiden resource. This shallow intercept, beginning at 37m, is in oxidized rock and open in multiple directions.

•
Intercepts in DS15-06, -09 and -10 confirm the upside exploration and expansion potential within the Dark Star structural corridor, north of the Dark Star maiden resource.  The 6 km strike length of the Dark Star Corridor remains largely untested.  GSV completed mapping, geochemistry, gravity and CSAMT in our Phase 1 2015 program to identify targets within this large corridor.  The Phase 2 drilling program will be expanded to follow-up on these outstanding oxide gold drill results.

The Phase 2 Dark Star drilling was designed to extend areas of known gold mineralization along the strike of the Dark Star structural corridor to the north of DS15-03, a Phase 1 drill hole that intersected two zones of gold mineralization including 32.0m of 0.58 g Au/t and 21.3m of 1.90 g Au/t (see news release dated July 28, 2015).  Gold at Dark Star occurs in an unconventional host rock for the Carlin Trend, a Pennsylvanian-Permian unit composed of bioclastic bearing debris flow conglomerate with interbeds of calcareous sandstone, siltstone and mudstone.  These rocks dip to the west within the north-trending Dark Star Corridor, which is bounded to the east by a large displacement, normal fault.

To date, Phase 2 includes 2,473m of RC drilling in six holes at Dark Star that indicate the gold system extends northward along the Dark Star structural corridor into favorable geologic terrain that has not been systematically drill tested (click the following link for Dark Star Phase 2 drill hole map and cross section: http://goldstandardv.com/dsnov4results/).  Results for DS15-06 through DS15-10 are summarized below.  Results of the sixth hole, DS15-11, an angle hole approximately 61m up dip from DS15-10, are pending.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “With these results from DS15-10, Dark Star becomes the fourth target to produce outstanding intercepts at our Railroad-Pinion project, joining Pinion, North Bullion and Bald Mountain.  The pace of discovery is quickening as we gain command of the geology and further refine the tools that have proved to be most effective. This is the way successful exploration progresses on the Carlin Trend; momentum builds as gold is intersected in multiple targets within these large mineral systems.  The thick, oxide intercept in DS15-10 has changed our expectations of Dark Star. This hole remains open in multiple directions and we are confident of drilling more like it.”

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS15-06	RC	090	-80	349.1	67.0 – 73.1	6.1	0.16
Including					96.0 – 99.1	3.1	0.25
					115.8 – 128.0	12.2	0.18
					187.5 – 262.2	74.7	0.58
					230.2 – 262.2	32.0	1.07
					309.5 – 323.2	13.7	0.72
DS15-07	RC		-90	391.8	233.2 – 240.8	7.6	1.02
DS15-08	RC		-90	440.5	No assays > 0.14 g Au/t
DS15-09	RC	060	-52	489.3	9.1 – 13.7	4.6	0.16
Including					16.8 – 24.4	7.6	0.16
					36.6 – 65.6	29.0	0.73
					38.1 – 45.7	7.6	1.70
					195.1 – 225.6	30.5	0.35
					234.8 – 236.3	1.5	0.16
DS15-10	RC	090	-50	460.4	216.5 – 365.9	149.4	1.38
Including Including Including Including					221.0 – 231.7	10.7	1.84
					271.3 – 312.5	41.2	2.10
					320.1 – 346.0	25.9	1.88
					399.3 – 417.6	18.3	0.84
					400.9 – 404.0	3.1	2.55
** Gold intervals reported in these tables were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-95% of drilled thicknesses.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The Dark Star samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Pulps from the significant intervals in DS15-10 were also delivered to ALS Minerals preparation facility in Reno, NV for verification assay of the original Bureau Veritas gold assays.  ALS Minerals certified laboratory in Reno digested and analyzed the pulps for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Results of the ALS Minerals gold fire assay confirm the original Bureau Veritas gold assays.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs and anticipated results including the potential for resource expansion at Dark Star are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:     604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com